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                           October 11, 2022

       Jeff Clementz
       Chief Executive Officer
       Shift Technologies, Inc.
       290 Division Street, Suite 400
       San Francisco, California 94103

                                                        Re: Shift Technologies,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 26,
2022
                                                            File No. 333-267601

       Dear Jeff Clementz:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       The Merger
       Background of the Merger, page 66

   1. We note that negotiations for a potential merger between CarLotz and Shift recommenced in July 2022 after an
agreement between the companies "that a combination of CarLotz and Shift could
potentially be beneficial to their respective stockholders from an operational, strategic
and synergistic perspective..." Please elaborate on the potential operational, strategic,
and synergistic benefits of the merger considered at that time.
                                                        Please also elaborate
on the "differing views on strategic focus, business models and relative values of
CarLotz and Shift" in December 2021 when negotiations were originally abandoned to provide
investors with additional information regarding the decision to recommence
negotiations.
 Jeff Clementz
Shift Technologies, Inc.
October 11, 2022
Page 2
Shift Unaudited Prospective Financial Information, page 98

2. We note your disclosure regarding the key estimates and assumptions underlying the company's prospective financial information used in connection with the company's evaluation of the merger. Please elaborate on the estimates and assumptions related to the increase in gross profit in fiscal year 2023 despite anticipated lower revenue.
3. Please disclose how and why the timeframe leading out to 2031 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate. CarLotz Unaudited Prospective Financial Information, page 100

4. Please expand your discussion of the assumptions and estimates underlying CarLotz's standalone forecast to address the projected decrease in Adjusted EBITDA for fiscal year
       2024 in light of anticipated increased revenue and gross profit in that year.
U.S. Federal Income Tax Consequences of the Merger, page 153

5. We note that the merger is intended to constitute a "reorganization" within the meaning of
       Section 368(a) of the Internal Revenue Code. Please include a tax opinion from counsel as appropriate or tell us why you are not required to do so. Please see
Item 601(b)(8) of
       Regulation S-K and Section III.A. of Staff Legal Bulletin No. 19 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,
FirstName LastNameJeff Clementz
                                                             Division of
Corporation Finance
Comapany NameShift Technologies, Inc.
                                                             Office of Trade &
Services
October 11, 2022 Page 2
cc:       Martin Glass
FirstName LastName